Exhibit 21

List of Subsidiaries

CNX Gas Company LLC, a Virginia limited liability company

Cardinal States Gathering Company, a Virginia general partnership

Buchanan Generation, LLC, a Virginia limited liability company

Coalfield Pipeline Company, a Tennessee corporation

Knox Energy, LLC, a Tennessee limited liability company

MOB Corporation, a Pennsylvania corporation